RMS



17018264

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2017
REGISTRATIONS BRANCH
16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOFT & Co., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 59th Street - 12th Floor
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hamaoui 212-421-5556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper, LLP
(Name – if individual, state last, first, middle name)

750 Third Avenue - 16th Floor (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Alan Doft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doft & Co., Inc., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JONATHAN DOFT
Notary Public, State of New York
No. 02DO5050891
Qualified in New York County
Commission Expires

Notary Public



Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2017


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors of
Doft & Co., Inc.

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Doft & Co., Inc. as of June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
August 25, 2017

Statement of Financial Condition
June 30, 2017

ASSETS	
Securities owned, at fair value	$ 39,571,677
Investment in investment company, at fair value	798,204
Cash and cash equivalents	14,332
Prepaid taxes	35,922
Furniture, fixtures and leasehold improvements (net of accumulated depreciation and amortization of $239,372)	15,632
Other assets	144,140
	$ 40,579,907
LIABILITIES	
Due to clearing broker	$ 1,916,772
Accrued expenses and accounts payable	389,848
Current taxes payable	7,570
Deferred tax liability	2,580,548
Total liabilities	4,894,738
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock, no par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	35,341,999
Total stockholder's equity	35,685,169
	$ 40,579,907

See notes to statement of financial condition

Note A - Summary of Significant Accounting Policies

Doft & Co., Inc. (the "Company") is registered as a broker-dealer and clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions, commissions and related expenses are recorded on a trade-date basis.

[2] The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which are readily marketable, are valued at fair value on the last business day of the year at the last available reported national exchange price.

The Company's investment in an investment company is recorded at fair value. The fair value represents the Company's proportionate share of the investment company's net assets. If management determines, based on its due diligence and investment monitoring procedures, that the valuation, based on information provided by the investment company, does not represent fair value, then management estimates the fair value in good faith based upon available information.

[3] The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, except for demand note accounts, which are considered securities owned, at fair value.

[4] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[5] Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts at the prevailing rates of exchange on the transaction date.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2017

Note A - Summary of Significant Accounting Policies (continued)

[6] Income taxes are accounted for under the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carrybacks. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of June 30, 2017. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of operations.

[7] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[8] In May 2015, the FASB issued Accounting Standards Update No. 2015-07 ("ASU 2015-07"), "Fair Value Measurement" (Topic 820): Disclosures for investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent)." ASU 2015-07 removes the requirement to categorize within fair value hierarchy all investments for which fair value is measured using net asset value per share (or its equivalent) as a practical expedient. For non-public business entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2016. The Company did not elect to adopt ASU 2015-07 as of and for the year ended June 30, 2017, for its investment in investment company.

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities

The following table presents the Company's assets and liabilities by level within the fair value hierarchy at June 30, 2017:

	Fair Value		Fair Value Hierarchy
Securities owned:			
Common stocks:			
Consumer, non-cyclical	$ 890,548		Level 1
Financial	2,665,363		Level 1
Technology	5,844,512		Level 1
Pharmaceutical	15,017,964		Level 1
Healthcare	2,607,300		Level 1
Total common stock	27,025,687		
Demand note accounts	12,545,990		Level 2
	$ 39,571,677	(1)	
Investment company	$ 798,204		Level 3

(1) The security represents approximately 21% of fair value of securities owned.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2017

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities (CONTINUED)

The following table presents the carrying values and estimated fair values at June 30, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash and cash equivalents	$ 14,332	$ 14,332	$ -	$ -	$ 14,332
Other assets	144,140	-	144,140	-	144,140
Total Assets	$ 158,472	$ 14,332	$ 144,140	$ -	$158,472
Liabilities:					
Due to clearing broker	$ 1,916,772	$ -	$ 1,916,772	$ -	$ 1,916,772
Accrued expenses and accounts payable	389,848	-	389,848	-	389,848
Current taxes payable	7,570	-	7,570	-	7,570
Deferred tax liability	2,580,548		2,580,548		2,580,548
Total Liabilities	$ 4,894,738	$ -	$ 4,894,738	$ -	$ 4,894,738

Note B – Fair Value of Financial Instruments and Financial Assets and Liabilities (CONTINUED)

The following disclosures relate to the changes in fair value of the Company's Level 3 investment as of June 30, 2017:

Balance as of June 30, 2016	$ 837,249
Unrealized gain/(loss)	(2,266)
Distributions	(36,779)
Balance as of June 30, 2017	$ 798,204
Change in unrealized gain/(loss) for investment still held at June 30, 2017	$ (2,266)

Note C - Stockholder's Equity

The Company's preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of regulatory authorities, at $1,000 a share. Common stock and preferred stock have the same dividend rights, and dividends are paid only if and when declared by the Board of Directors.

Note D - Income Taxes

At June 30, 2017, the Company has a deferred tax liability of $2,580,548 principally relating to unrealized gains on securities transactions.

Note E - Commitments and Contingencies

[1] Lease:

The Company leases office space pursuant to a seven-year and one-month lease agreement. The lease, which commenced on November 1, 2007, was amended in September 2014 to provide for an additional term of 5 years and 3 months, ending on November 30, 2019. The amended lease provided for free rent for the first three months. For financial statement purposes, rent expense is recognized based upon the total rental payments on a straight-line basis over the life of the lease.

Year ending June 30,	
2018	$ 226,541
2019	230,106
2020	97,034
	$ 553,681

As of June 30, 2017, the Company provided an interest bearing security deposit in the amount of approximately $19,000 pursuant to the terms of the lease.

Note E - Commitments and Contingencies (CONTINUED)

[2] Investment company:

In December 2009, the Company purchased an investment company interest from a related party for $208,171. Subsequent to the initial purchase, the Company contributed an additional $1,353,095 into the investment company and received distributions totaling approximately 401,819. The purpose of the investment company is to provide long-term capital appreciation through the acquisition of equity, debt, equity-related and debt-related interests, predominately in unquoted companies in Western Europe, and by making other selective equity and equity-related investments and debt and debt-related investments. The Company is restricted from withdrawal or transfer until termination of the investment company or at the discretion of the underlying general partner. The Company has an outstanding commitment to the investment company in the amount of $13,630.

[3] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a non-clearing broker, the Company has its securities and customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. The Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The net asset value of an investment company does not take into account the effect of factors such as an investment company's lock-up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment company's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment company may be limited or suspended (in whole or in part) as deemed necessary by the company's investment managers. Substantial requests for withdrawals from an investment company could cause the investment company to liquidate positions sooner than would otherwise be desirable, which could adversely affect the performance of the investment company. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment company's net assets could make it more difficult for an investment company to diversify its holdings and achieve its investment objectives.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities' lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

DOFT & CO., INC.

Notes to Statement of Financial Condition
June 30, 2017

Note F - Related Party Transactions

During the year ended June 30, 2017, the Company acted as an introducing broker for various related parties. Additionally, during the year ended June 30, 2017, the Company paid director fees to individuals related to the principal shareholder.

Note G - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2017, the Company had a ratio of aggregate indebtedness to net capital of .0242 to 1, and its net capital was approximately $16,430,000, compared to the minimum requirement of $100,000.

Note H - Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."